EXHIBIT 12.4

PSEG ENERGY HOLDINGS L.L.C.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended		For the Years Ended
	September 30,		December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings as Defined in Regulation S-K (A):

Pre-tax (Loss) Income from Continuing Operations	$(6)	$169	$269	$199	$249	$(369)	$237
(Income)/Loss from Equity Investees, Net of Distributions	(55)	(77)	(28)	78	60	(2)	(59)
Fixed Charges	152	169	214	224	215	219	186
Capitalized Interest	(1)	(1)	(1)	(3)	(10)	(12)	(13)
Total Earnings	$90	$260	$454	$498	$514	$(164)	$351

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$151	$168	$213	$223	$214	$218	$183
Interest Factor in Rentals	1	1	1	1	1	1	3
Total Fixed Charges	$152	$169	$214	$224	$215	$219	$186

Ratio of Earnings to Fixed Charges (C)	0.59	1.53	2.12	2.22	2.39	(0.75)	1.88

(A)

The term “earnings” is defined as pre-tax income from continuing operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense (c) an estimate of interest implicit in rentals.

(C)

The ratio of earnings to fixed charges for the nine months ended September 30, 2006 was 0.59, as noted above, which represents a deficiency of $62 million. The ratio of earnings to fixed charges for the year ended December 31, 2002 was (0.75), as noted above, which represents a deficiency of $383 million.